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EXHIBIT 21.1

                    SUBSIDIARIES OF PACER INTERNATIONAL, INC.

Cross Con Terminals, Inc.
Intermodal Container Service, Inc.
Manufacturers Consolidation Service of Canada, Inc.
Pacer Cartage, Inc.
Pacific Motor Transport Company
PLM Acquisition Corporation
Conex Global Logistics Services, Inc.
GTS Transporation Services, Inc.
RFI Group, Inc.
RF International, Ltd.
Ocean World Lines, Inc.
Pacer Global Logistics, Inc.
Pacer Logistics, Inc.
Pacer Stacktrain, S. de R.L. de C.V.